                                                                    EXHIBIT 99.2

                                 HOLLINGER INC.

                         ANNOUNCEMENTS BY HOLLINGER INC.

         Toronto, Canada, January 19, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B; HLG.PR.C) announced today that, after careful deliberation, Hollinger's Board of Directors elected not to declare a quarterly cash dividend on its Series III preference shares which would have been payable on February 6, 2004. The Board of Directors concluded that Hollinger could not satisfy the liquidity requirement under applicable law in respect of the payment of such dividend. Dividends not declared on the Series III preference shares in accordance with the terms thereof are added to the retraction, redemption and liquidation entitlement of such shares.

         Hollinger further announced that Gordon W. Walker, QC has been appointed as a director of Hollinger. Mr. Walker will also serve as a member of Hollinger's Audit Committee.

         Mr. Walker has had a distinguished career in politics at the municipal and provincial levels. He served as city councillor in London, Ontario for five years and as a Member of the Provincial Parliament of Ontario for twelve years until 1985 during which time he was, among other things, Provincial Secretary for Justice, Minister of Consumer and Commercial Relations and Minister of Industry and Trade. After leaving politics, Mr. Walker was counsel to law firms Miller Thomson and Holden Day Wilson and served as Canadian Commissioner to the International Joint Commission. Mr. Walker is currently the principal of Walker Consulting Inc. and a partner of First Canadian Property Investments Limited. Mr. Walker has been a member of the Board of Directors of numerous companies and currently is a director of Cygnal Technologies Inc.

         Hollinger further announced that Hollinger's Board of Directors was advised by its Chairman, Lord Black, that he and Hollinger's controlling shareholder, The Ravelston Corporation Limited ("Ravelston"), had entered into an agreement with Press Holdings International Limited ("PHIL") pursuant to which he and Ravelston have agreed to tender, or cause to be tendered, the shares of Hollinger which they own directly or indirectly into a take-over bid to be made by PHIL for all of the issued and outstanding shares of every class of Hollinger.

         Hollinger's principal asset is its approximately 72.6% voting and 30.3% equity interest in Hollinger International, Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

For further information please call:
J. A. Boultbee
Executive Vice-President
Hollinger Inc.
Tel: (416) 363-8721

                                     - 30 -